Exhibit 21.1

Significant Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
1. iKang Guobin Healthcare Group, Inc.	British Virgin Islands
2. Bayley & Jackson (China) Medical Services Limited	Hong Kong
3. iKang Zhejiang, Inc.	British Virgin Islands
4. Yuanhua Healthcare Limited	Hong Kong
5. ShanghaiMed iKang, Inc.	People’s Republic of China
6. Shanghai iKang Co., Ltd.	People’s Republic of China
7. iKang Health Management (Zhejiang) Co., Ltd.	People’s Republic of China
8. Beijing Bayley & Jackson Clinic Co., Ltd.	People’s Republic of China
9. Yuanhua Medical Consultancy Services (Shanghai) Co., Ltd.	People’s Republic of China
10. MediFast (Hong Kong) Limited	Hong Kong